

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 10, 2017

<u>Via E-mail</u>
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re: New Age Beverages Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 7, 2017**
> **File No. 333-215267**

Dear Mr. Willis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2017 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations</u>

<u>For the year ended December 31, 2015 and the year ended December 31, 2014</u>

<u>Cost of goods sold, page 32</u>

1. Your response to comment 2 indicates that you have addressed the computational errors and inconsistencies in your discussion of production costs as a percentage of sales. However, we continue to note the following inconsistencies in your discussion of cost of goods sold and production costs. Please revise to address the following items:

- o Cost of goods sold as a percentage of sales for the nine months ended December 31, 2015(successor) should be 87.1% rather than 81.5%.
- o As a percentage of sales, production costs, excluding depreciation and amortization should be 81.5% for the nine months ended December 31, 2015 (Successor) rather than for the year ended December 31, 2015.

<u>General</u>

2. We note that you filed an amended Form S-1 on February 7, 2017 and we continue to note the FWP filed on January 31, 2017. Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to this FWP, given that the most recent prospectus you have on file does not appear to meet the requirements of Section 10 of the Securities Act because it continues to omit the volume or amount of shares being offered. For guidance generally, see Securities Act Rules C&DI Question 227.02 at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC